CARDERO RESOURCE CORP.
(An Exploration Stage Company)

Audited Consolidated Financial Statements
(Expressed in Canadian Dollars)

October 31, 2013 and 2012

Corporate Head Office

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3
Tel: 604-408-7488

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	October 31	October 31
	2013	2012

ASSETS
Current
Cash and cash equivalents	$291,277	$2,142,499
Accounts receivable	4,268,527	5,612,772
Due from related parties (note 9)	157,131	523,612
Prepaid expenses	225,369	597,561

Total Current Assets	4,942,304	8,876,444

Property, Plant and Equipment (note 3)	561,041	1,412,763
Investments (note 4)	496,746	2,571,811
Exploration and Evaluation Advances	55,000	262,500
Exploration and Evaluation Assets (note 5)	78,152,654	88,323,788
Deposits (note 6)	4,906,636	4,854,136

Total Assets	$89,114,381	$106,301,442

LIABILITIES
Current
Accounts payable and accrued liabilities	$5,870,254	$8,794,157
Short-term loan (note 7)	5,338,312	-
Flow-through premium liabilities (note 12)	232,613	-
	11,441,179	8,794,157

Lease Obligation	-	280,606

Total Liabilities	11,441,179	9,074,763

SHAREHOLDERS’ EQUITY
Share Capital (note 8)	125,528,040	117,070,689
Contributed Surplus	23,847,997	22,278,360
Accumulated Other Comprehensive Income	12,835	(166,363)
Deficit	(71,715,670)	(41,956,007)

Total Shareholders’ Equity	77,673,202	97,226,679

Total Liabilities and Shareholders’ Equity	$89,114,381	$106,301,442

Subsequent Events (note 14)
Going Concern (note 1)

Approved on behalf of the Board:

“Hendrik Van Alphen”	“Stephan Fitch”
Hendrik Van Alphen, Director	Stephan Fitch, Director

See Notes to Consolidated Financial Statements	1

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Loss
(Expressed in Canadian Dollars)
Years Ended October 31

	2013	2012	2011

Administrative Expenses
Accounts receivable write-off	229,047	132,245	-
Consulting fees (notes 8 and 9)	1,517,453	1,071,977	1,324,798
Corporate development	266,723	368,112	606,239
Depreciation	237,408	349,544	244,935
Insurance	195,431	109,318	108,928
Investor relations (note 8)	143,355	429,302	650,779
Office costs	794,124	970,157	736,844
Professional fees (notes 8 and 9)	1,963,715	1,806,456	977,197
Property evaluations	172,810	603,819	3,610,508
Regulatory and transfer agent fees	144,041	237,972	221,064
Salaries and benefits (notes 8 and 9)	3,001,438	5,419,163	4,286,210
Travel	276,024	769,827	225,639

Loss Before Other Items and Income Taxes	(8,941,569)	(12,267,892)	(12,993,141)

Other Items
Other income	293,338	40,143	-
Foreign exchange gain (loss)	(293,351)	(94,484)	984,660
Interest income (expense), net of bank charges	(1,389,964)	149,434	1,659,273
Realized (loss) gain on available-for-sale investments (note 4)	(39,562)	9,486,396	14,245,612
Unrealized loss on derivative investment (note 4)	(407,487)	(754,917)	(3,252,256)
Impairment losses on available-for-sale investments (note 4)	(1,437,030)	(3,767,563)	(11,394,818)
Impairment losses on Due from related parties	(198,239)	(1,112,726)	-
Impairment losses on Property Plant and Equipment	(389,487)	-	-
Write-off exploration and evaluation assets	(16,447,113)	(3,554,667)	(12,206,614)
Loss on asset disposal	(10,855)	-	-
Gain (loss) on loan settlement (note 9(e) and 7 )	(686,531)	1,368,953
Gain on the reclassification of investments from equity investments to resource related investments	-	-	3,019,523
Loss on equity investments	-	-	(793,194)

	(21,006,281)	1,760,569	(7,737,814)

Loss Before Income Taxes	(29,947,850)	(10,507,323)	(20,730,955)

Income Taxes
Deferred recovery (expense)	188,187	(1,086,776)	(4,417,922)

Net Loss for Year	(29,759,663)	(11,594,099)	(25,148,877)

Basic and Diluted Loss Per Share	$(0.27)	$(0.13)	$(0.36)

Weighted Average Number of Shares Outstanding	109,157,361	91,537,423	68,988,456

See Notes to Consolidated Financial Statements	2

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
Years Ended October 31

	2013	2012	2011

Net Loss for Year	$(29,759,663)	$(11,594,099)	$(25,148,877)

Other comprehensive income (loss), net of deferred taxes
Exchange differences on translation of foreign operations	165,688	(59,733)	(88,920)
Other comprehensive income (loss) on available-for-sale securities	13,510	(7,895,509)	(23,262,908)

Other Comprehensive Loss for the Year, net of deferred taxes	179,198	(7,955,242)	(23,351,828)

Comprehensive Loss for the Year	$(29,580,465)	$(19,549,341)	$(48,500,705)

See Notes to Consolidated Financial Statements	3

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)

	Share Capital				Functional	Available-	Total
				Contributed	Currency	for- Sale	Shareholders’
	Shares	Amount	Deficit	Surplus	Translation	Investments	Equity

Balance, November 1, 2010	58,373,302	$69,890,947	$(5,213,031)	$14,726,585	$-	$31,140,70	$110,545,208

Net loss for the year	-	-	(25,148,877)	-	-		(25,148,877)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	(7,220,44	(7,220,449)
Transfer to income of realized gain on sale investments	-	-	-	-	-	(10,035,52	(10,035,525)
Transfer to income for impairment losses on investments						(6,006,93	(6,006,934)
Functional currency translation	-	-	-	-	(88,920		(88,920)
Shares issued for cash
Exercise options	840,000	1,026,150	-	-	-		1,026,150
Exercise warrants	443,800	171,718	-	-	-		171,718
Shares issued for non-cash
Reclassification of contributed surplus on exercise of options	-	556,406	-	(556,406)	-		-
Reclassification of contributed surplus on exercise of warrants	-	496,398	-	(496,398)	-		-
Acquisition of Coalhunter	23,397,002	35,095,503	-	4,354,140	-		39,449,643
Share-based payments	-	-	-	1,748,064	-		1,748,064

Balance, October 31, 2011	83,054,104	107,237,122	(30,361,908)	19,775,985	(88,920)	7,877,799	104,440,078

Net loss for the year	-	-	(11,594,099)	-	-	-	(11,594,099)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	(17,710)	(17,710)
Transfer to income of realized gain on sale of investments	-	-	-	-	-	(7,877,799)	(7,877,799)
Transfer to income for impairment losses on investments
Functional currency translations	-	-	-	-	(59,733)	-	(59,733)
Shares issued for cash	8,029,750	7,628,263	-	-	-	-	7,628,263
Private placement	-	(699,257)	-	699,257	-	-	-
Allocation of proceeds to warrants	-	-	-	-	-	-	-
Exercise warrants	1,332,600	457,219	-	-	-	-	457,219
Shares issued for non-cash
Property acquisition (note 5(e))	1,000,000	900,000	-	-	-	-	900,000
Reclassification of contributed surplus on exercise of warrants	-	1,547,342	-	(1,547,342)	-	-	-
Share-based payments	-	-	-	3,350,460	-	-	3,350,460

Balance, October 31, 2012	93,416,454	$117,070,689	$(41,956,007)	$22,278,360	$(148,653)	$(17,710)	$97,226,679

Net loss for the year	-	-	(29,759,663)	-	-	-	(29,759,663)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	13,510	13,510
Functional currency translation	-	-	-	-	165,688	-	165,688
Shares issued for cash
Private placement	16,439,816	7,277,903	-	-	-	-	7,277,903
Exercise warrants	480,000	60,000	-	-	-	-	60,000
Exercise options	200,000	12,500	-	-	-	-	12,500
Share issue costs	-	(466,452)	-	47,973	-	-	(418,479)

See Notes to Consolidated Financial Statements	4

	Share Capital				Functional	Available-	Total
				Contributed	Currency	for- Sale	Shareholders’
	Shares	Amount	Deficit	Surplus	Translation	Investments	Equity
Shares issued for non-cash
Property acquisition	900,000	203,000	-	-	-	-	203,000
Short-term loan	2,000,000	420,000	-	-	-	-	420,000
Reclassification of contributed surplus on exercise of warrants	-	662,400	-	(662,400)	-	-	-
Reclassification of contributed surplus on exercise of options	-	288,000	-	(288,000)	-	-	-
Short-term loan warrants	-	-	-	1,801,027	-	-	1,801,027
Share-based payments	-	-	-	671,037	-	-	671,037

Balance, October 31, 2013	113,436,270	$125,528,040	$(71,715,670)	$23,847,997	$17,035	$(4,200)	$77,673,202

See Notes to Consolidated Financial Statements	5

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years ended October 31

	2013	2012	2011

Operating Activities
Net loss for the year	$(29,759,663)	$(11,594,099)	$(25,148,877)
Items not involving cash
Accounts receivable write-off	229,047	132,245	-
Depreciation	237,408	349,544	244,935
Share-based payments (note 9)	671,036	3,350,460	1,301,935
Accretion expense	748,729	-	-
Realized loss (gain) on sale of available-for-sale investments (note 4)	39,562	(9,486,396)	(14,245,612)
Impairment losses on available-for-sale investments (note 4)	1,437,030	3,767,563	11,394,818
Impairment losses on due from related parties (note 9(c))	198,239	1,112,726	-
Write-off of exploration and evaluation assets	16,447,113	3,554,667	12,206,614
Amortization of fair value of warrants to interest income	-	-	(1,287,909)
Impairment losses on property plant and equipment	389,487	-	-
Gain on loan settlement (note 9(e))	-	(1,368,953)	-
Gain on the reclassification of investments from equity investments to resource related investments	-	-	(3,019,523)
Loss on equity investments	-	-	793,194
Unrealized loss on derivative investments (note 4)	407,487	754,917	3,252,256
Shares issued for financing	420,000	-	-
Loss on assets sold	10,855	-	-
Deferred income taxes expense	(188,187)	1,086,776	3,558,763
Unrealized foreign exchange loss (gain)	49,906	-	(1,245,680)
Foreign exchange loss on cash	(7,316)	(4,607)	1,369,756
Changes in non-cash working capital items
Prepaid expenses	372,191	(241,370)	(15,532)
Accounts payable and accrued liabilities	1,987,111	136,329	(163,112)
Interest payable	141,693	-	-
Income taxes payable	-	-	(25,601,634)

Cash Used in Operating Activities	(6, 168,271)	(8,450,198)	(36,605,608)

Investing Activities
Acquisition of Coalhunter Mining Corporation	-	-	1,806,655
Expenditures on exploration and evaluation assets	(10,621,057)	(28,614,484)	(6,187,340)
Increase in deposits (note 6)	(52,500)	(4,739,136)	(110,000)
Proceeds from sale of investments	198,029	31,300,914	12,250,273
Purchase of investments	-	(262,113)	(3,840,625)
Purchase of equity investments	-	-	(3,882,443)
Purchase of property, plant and equipment	(51,599)	(576,726)	(771,028)
Loan receivable	-	4,886,633	(8,580,096)
Accounts receivable	1,133,549	(5,080,819)	(308,776)
Due from related parties	168,242	(397,295)	122,507

Cash Used in Investing Activities	(9,225,336)	(3,483,026)	(9,500,873)

See Notes to Consolidated Financial Statements	6

	2013	2012	2011
Financing Activities
Proceeds from shares issued, net of issuance costs	7,770,459	8,085,482	1,197,868
Share issuance costs	(418,479)	-	-
Short term loan (note 7)	11,317,885	-	-
Short term loan repayment (note 7)	(5,134,795)	-	-

Cash Provided by Financing Activities	13,955,070	8,085,482	1,197,868

Effect of Foreign Exchange on Cash	7,316	4,607	(1,369,756)

Decrease in Cash and Cash Equivalents	(1,851,222)	(3,843,135)	(46,278,369)
Cash and Cash Equivalents, Beginning of the Year	2,142,499	5,985,634	52,264,003
Cash and Cash Equivalents, End of the Year	$291,277	$2,142,499	$5,985,634

Supplemental cash flow information (note 13)

See Notes to Consolidated Financial Statements	7

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

1.	NATURE OF OPERATIONS AND GOING CONCERN

Cardero Resource Corp. (“Cardero” or the “Company”) and its subsidiaries are engaged in the exploration of mineral properties, primarily in Canada, United States, Ghana, Peru, Mexico and Argentina. The Company considers itself to be an exploration stage company.

The Company is a public company with shares listed on the TSX Exchange and the Frankfurt Stock Exchange. The head office, principal address and records office of the Company are located at 1177 West Hastings Street, Suite 2300, Vancouver, British Columbia, Canada, V6E 2K3.

Going Concern

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, the following events and conditions that raise substantial doubt on the validity of that assumption:

•	During the year ended October 31, 2013, the Company incurred a loss of $29,759,663, and as at October 31, 2013 had an accumulated deficit of $71,715,670 and a working capital deficit of $6,498,875;
•	Significant advance royalty payments on the Company's Carbon Creek Property fall due within the next 12 months (Note 5(e)); and
•	Additional sources of financing are required to enable the Company to meet its existing obligations.

During the year ended October 31, 2013, the Company closed a $USD 5.7 million private placement of senior secured notes and the proceeds were used to repay the Luxor Capital Group, LP indebtedness (Note 7). Subsequent to year end, the Company secured an additional $USD 5.0 million line of credit (Note 14).

The Company will use these funds to settle outstanding payables, general working capital and property expenditures. The Company has also made arrangements with creditors on the settlement of outstanding payable (Note 14).

Notwithstanding these additional sources of funding and settlement of liabilities, further funding is required in order for the Company to meet its existing obligations, commitments and fund ongoing exploration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the progress and results of the Company’s exploration properties and its permitting application, the state of international debt and equity markets, investor perceptions and expectations and the global financial and iron ore and metallurgical coal markets. There can be no assurance the Company will be successful in its endeavour to obtain additional financing. These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financing Reporting Standards (”IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on the historical cost basis and included the accounts of the Company and its wholly owned subsidiaries (note 2(b)). Inter-company balances and transactions are eliminated on consolidation. The presentation and functional currency of the Company is the Canadian dollar.

The Board of Directors approved the consolidated financial statements on January 27, 2014.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Basis of consolidation

These consolidated financial statements include the accounts of Cardero Resource Corp. (“Cardero”) and its wholly-owned integrated subsidiaries, Cardero Argentina, S.A. (“Cardero Argentina”), Minerales Y Metales California, S.A. de C.V. (“MMC”), Cardero Iron Ore Company Ltd., Cardero Hierro Del Peru S.A.C. (“Cardero Iron Peru”), Cerro Colorado Development Ltd., Compania Minera Cardero Chile Limitada (“Cardero Chile”), Cardero Iron Ore (USA) Inc. (“Cardero Iron US”), Cardero Iron Ore Management (USA) Inc., Cardero Iron Ore Company (BVI) Ltd., Cardero Hierro Peru (BVI) Ltd., Cardero Coal Ltd. (formerly “Coalhunter Mining Corporation”) (“Cardero Coal”), Cardero Ghana Ltd. (“Cardero Ghana”), Cardero Iron Ore Ghana (BVI) Ltd., Cardero Technologies Ltd., Cardero Intellectual Property Corp., Cardero Licensing Ltd. and Cardero Materials Testing Laboratory Ltd. (collectively, the “Company”). A wholly-owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All significant inter-company transactions and balances have been eliminated.

	(c)	Critical accounting estimates and judgements

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

Mineral property impairment

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities on the exploration and evaluation assets. Management has assessed impairment indicators on the Company’s mineral properties and has concluded that impairment indicators on the TiTac and Longnose properties in the USA and the Sheini properties in Ghana existed as of October 31, 2013. The Company has no further exploration or evaluation expenditures planned or budgeted on these properties. For the Carbon Creek property, the agreements are in good standing, further exploration is planned once additional financing has been obtained and the results of exploration and evaluation to date indicate that a commercial viable deposit exists. Based on these factors and an updated property valuation which demonstrates the carrying value will be fully recovered, the Company concluded that no impairment was required on the property as at October 31, 2013.

	(d)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less from the date of purchase, that are readily convertible to know amounts of cash, and which are subject to an insignificant risk of change in value.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(e)	Property, plant and equipment

Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

Deprecation

Depreciation is recognized in profit or loss at the following annual rates:

Computer software	- 100% declining balance basis
Computers and Office equipment	- 20% to 30% declining balance basis
Metallurgy lab	- over 5 years on a straight-line basis
Leasehold improvements	- over the term of the lease on a straight-line basis

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(f)	Investments

i)

Investments, not including derivatives, are principally classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are reflected in operations.

ii)

Share purchase warrants included in investments are derivative financial instruments and are classified as fair value through profit and loss and, accordingly, unrealized gains or losses, net of applicable income taxes, are included in operations.

(g)	Exploration and evaluation assets

All of the Company’s projects are currently in the exploration and evaluation phase.

Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Exploration and evaluation assets (continued)

Exploration and evaluation assets

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation assets are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, geological and geophysical evaluation, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects for the Company, exploration and evaluation assets in respect of that project are deemed to be impaired. As a result, those exploration and evaluation asset costs, in excess of estimated recoveries, are written off to the Statement of Loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and the capitalized costs associated with that mine are re-classified from exploration and evaluation assets as “mines under construction”. Exploration and evaluation assets are also tested for impairment before the assets are transferred to mines under construction.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

	(h)	Impairment of non-current assets

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the statement of operations.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(i)	Foreign currency translation

The presentation currency of the Company is the Canadian dollar.

The functional currency of each of the parent company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates. The functional currency of Cardero Ghana and Cardero Iron US is US dollars, and for the Company and the other consolidated entities the functional currency is Canadian dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income (loss) in the Statement of Comprehensive Income (Loss) to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income (loss). Where the nonmonetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Parent and Subsidiary Companies

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

•	Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date; and
•	Income and expenses are translated at monthly average exchange rates during the year.

Exchange differences arising on translation of such foreign operations are transferred directly to the Company’s exchange difference on translating foreign operations on the Statement of Comprehensive Loss and are reported as a separate component of shareholders’ equity in other comprehensive income (loss).

(j)	Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the Consolidated Statement of Comprehensive Loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated Statement of Comprehensive Income (Loss) over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the consolidated Statement of Comprehensive Income (Loss), unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	Share-based payments (continued)

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

	(k)	Share capital

The proceeds from the exercise of stock options and warrants are recorded as share capital. The Company’s shares are classified as equity instruments. Share issue costs on the issue of the Company’s shares are charged directly to share capital.

	(l)	Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income (loss) except to the extent that it relates to items recognized directly in equity or in other comprehensive income (loss).

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

	(m)	Flow-through shares

The issuance of flow-through common shares results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on the issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium that investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the liability and recognizes a related income tax recovery.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

	(n)	Financial instruments

Financial assets

The Company classifies its financial assets in the following categories based on the purpose for which the asset was acquired. Management determines the classification of financial assets at recognition.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity. Investments in shares which from part of resource related investments (note 5) are classified as AFS financial assets.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments (continued)

Financial assets (Continued)

Available for sale financial assets (continued)

Management assesses the carrying value of AFS financial assets for objective evidence that impairment exists each reporting period and any impairment charges are recognized in profit or loss. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in accumulated other comprehensive income are included in profit and loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables are comprised of cash and cash equivalents, accounts receivable and due from related parties.

Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Financial liabilities

The Company classifies its financial liabilities in the following categories: other financial liabilities and FVTPL.

Other financial liabilities

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other-financial-liabilities are subsequently measured at amortized cost using the effective interest method. The Company’s accounts payable and accrued liabilities are classified as other-financial-liabilities.

The Company’s short term loan was initially recognized at fair value less the value of the warrants attributed and legal fees. After initial recognition the short term loan is subsequently measured at amortized costs using the effective interest method.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	New accounting pronouncements

The following standards and interpretations have been issued but are not yet effective and have not been early adopted by the Company:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB’s wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 9.

IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 10.

IFRS 11 Joint Arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Ventures. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 11.

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 12.

IAS 1 Presentation of Financial Statements

IAS 1 amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not. The amendments are effective for annual periods beginning on or after November 1, 2012. The standard will be effective for the Company for the year ended October 31, 2014.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

3.	PROPERTY, PLANT AND EQUIPMENT

	Metallurgy Lab	Leasehold Improvements	Other	Total

Cost
Balance, October 31, 2011	$516,877	$345,068	$608,609	$1,470,554
Additions	28,709	33,116	794,651	856,476
Currency translation adjustments	681	-	-	681

Balance, October 31, 2012	$546,267	$378,184	$1,403,260	$2,327,711
Additions	47,192	-	4,407	51,599
Disposals	-	-	(313,258)	(313,258)
Impairment	-	-	(483,295)	(483,295)
Currency translation adjustments	26,263	-	-	26,263

Balance, October 31, 2013	$619,722	$378,184	$611,114	$1,609,020

Accumulated depreciation
Balance, October 31, 2011	103,375	168,924	-	552,348
Depreciation for the year	106,689	62,628	8,142	356,832
Currency translation adjustments	1,403	-	-	5,768

Balance, October 31, 2012	$211,467	$231,552	$471,929	$914,948
Depreciation for the year	116,908	15,293	145,737	277,938
Disposal			(66,814)	(66,814)
Impairment			(93,808)	(93,808)
Currency translation adjustments	15,715	-	-	15,715

Balance, October 31, 2013	$344,090	$246,845	$457,044	$1,047,979

Carrying amounts
At October 31, 2011	$413,502	$176,144	$-	$918,206
At October 31, 2012	$334,800	$146,632	$286,770	$1,412,763
At October 31, 2013	$275,632	$131,339	$154,070	$561,041

The Company operates in one industry segment, the mineral resources industry, and in six geographical segments, Canada, United States, Ghana, Peru, Mexico, and Argentina. All assets are located in Canada except the Metallurgy laboratory, $275,630 (2012: $334,800) which is located in the United State and included in Other, $nil (2012: $403,264) which is located in Ghana..

4.	INVESTMENTS

	Shares		Warrants
October 31, 2013	Number	Fair Value	Number	Fair Value	Total

Trevali Mining Corporation (“Trevali”)	-	$-	2,074,761	$87,470	$87,470
Wealth Minerals Ltd. (“Wealth”)	5,022,806	150,684	-	-	150,684
(1)Xiana Mining Inc. (“Xiana”)	126,800	17,752	-	-	17,752
Indico Resources Ltd. (“Indico”)	50,000	5,750	-	-	5,750
Balmoral Resources Ltd. (“Balmoral”)	8,000	3,040	-	-	3,040
Abzu Gold Inc. (“Abzu Gold”)	9,234,007	184,680	-	-	184,680
Artha Resources Corporation (“Artha”)	2,150,000	32,250	-	-	32,250
Ethos Capital Corp.(“Ethos”)	150,000	15,120	-	-	15,120

		$409,276		$87,470	$496,746

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

4.	INVESTMENTS (Continued)

	Shares		Warrants
October 31, 2012	Number	Fair Value	Number	Fair Value	Total

Trevali	-	$-	2,074,761	$494,957	$494,957
Wealth	5,022,806	577,623	-	-	577,623
Xiana	2,536,000	202,880	-	-	202,880
Indico	50,000	11,000	-	-	11,000
Balmoral	240,000	223,200	-	-	223,200
Abzu Gold	9,234,007	923,401	-	-	923,401
Artha	2,150,000	96,750	-	-	96,750
Ethos	150,000	42,000	-	-	42,000

\		$2,076,854		$494,957	$2,571,811

(1)	During the year ended October 31, 2013 Dorato Resources Inc. changed its name to Xiana Mining Inc. and completed a 20 – 1 share consolidation.

All the resource related companies are considered to be related parties, with the exception of Trevali, Xiana, Abzu and Artha by virtue of having directors and/or officers in common. All investments in shares are classified as available-for-sale under the financial instruments classification except for the investment in Ethos, which is classified as fair value through profit or loss. As investments in warrants are considered to be derivative instruments, they are by definition classified as fair value through profit or loss.

During the year ended October 31, 2013, the Company did not acquire any additional investments (2012 - $262,113) (2011 - $3,840,623). The Company sold investments for gross proceeds of $198,029 (2012 - $31,300,914) (2011 – $12,250,273) at a cost of $237,590 (2012 - $21,814,518) (2011 - $3,416,869) for net (loss) gains on sale of $(39,562) (2012 - $9,486,396) (2011 - $14,245,612). Impairment losses on investments amounted to $1,437,030 (2012 - $3,767,563) (2011 - $11,394,818).

During the year ended October 31, 2013, the Company recorded an unrealized loss on the fair value adjustment of derivatives of $407,487 (2012 – unrealized loss of $754,917) (2011 - $3,252,256). The Company holds 2,074,761 Trevali warrants with an exercise price of $1.10 which expires on January 31, 2014

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

5.	EXPLORATION AND EVALUATION ASSETS

The Company’s capitalized acquisition and exploration expenditures on its exploration and evaluation assets are as follows:

	Mexico	Argentina	U.S.A.	Ghana	Canada
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))	Total

Balance, October 31, 2011	$53,274	$2,651,647	$3,531,967	$-	$50,252,000	$56,488,888

Acquisition costs:
Acquisition costs – shares	-	-	-	900,000	-	900,000
Acquisition costs – cash	1,545	28,057	59,872	5,352,039	5,000,000	10,441,513
Total acquisition costs	1,545	28,057	59,872	6,252,039	5,000,000	11,341,513

Deferred exploration costs:
Camp	33,393	-	18,744	1,140,263	9,777,358	10,969,758
Drilling and analysis	357,612	1,308	44,005	3,224,330	5,069,968	8,697,223

Personnel and geology	61,369	-	108,200	1,264,005	3,017,609	4,451,183
Total exploration costs	452,374	1,308	170,949	5,628,598	17,864,935	24,118,164
Total expenditures for the period	453,919	29,365	230,821	11,880,637	22,864,935	35,459,677

Costs recovered – Exploration	-	(8,250)	-	-	-	(8,250)

Write-offs – Acquisition costs	(54,819)	(172,948)	-	(198,911)	-	(426,678)
Write-offs – Exploration costs	(452,374)	(2,499,814)	-	(175,805)	-	(3,127,993)
Total write-offs	(507,193)	(2,672,762)	-	(374,716)	-	(3,554,671)
Currency translation adjustments	-	-	7,439	(69,295)	-	(61,856)

Balance, October 31, 2012	$-	$-	$3,770,227	$11,436,626	$73,116,935	$88,323,788

Acquisition costs:
Acquisition costs – shares	-	-	-	135,000	68,000	203,000
Acquisition costs – cash	-	-	557	635,500	5,625,760	6,261,817
Total acquisition costs	-	-	557	770,500	5,693,760	6,464,817

Deferred exploration costs:
Camp	-	-	-	146,891	322,482	469,373
Drilling and analysis	-	-	-	-	410,761	410,761
Personnel and geology	-	-	4,470	248,545	2,342,717	2,595,732
Total exploration costs	-	-	4,470	395,436	3,075,960	3,475,866
Total expenditures for the period	-	-	5,027	1,165,936	8,769,720	9,940,683
	-	-
Costs recovered – Exploration	-	-	-	-	(3,734,000)	(3,734,000)
	-	-
Write-offs – Acquisition costs	-	-	(353,540)	(6,820,013)	-	(7,173,553)
Write-offs – Exploration costs	-	-	(3,421,714)	(5,851,846)	-	(9,273,560)
Total write-offs	-	-	(3,775,254)	(12,671,859)	-	(16,447,113)
Currency translation adjustments	-	-	-	69,296	-	69,296

Balance, October 31, 2013	$-	$-	$-	$-	$78,152,654	$78,152,654

(a)	Mexico

During the year ended October 31, 2012, the Company terminated its remaining Mexican property option agreements and wrote off costs totalling $507,193 in the consolidated statement of loss.

(b)	Argentina

During the year ended October 31, 2012, the Company determined to cease exploration of their Argentinean mineral properties and wrote off costs totalling $2,672,761 in the consolidated statement of loss.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(c)	United States of America

The Company determined that no further exploration will be done on the TiTac and Longnose properties. The Company determined that the carrying value of the properties was impaired and wrote off cumulative costs incurred to date of $3,775,254 as an impairment charge in the consolidated statement of loss.

	(d)	Ghana

On December 8, 2011, three separate prospecting licenses, Sheini Hills North, Middle Sheini and Sheini South, covering the Sheini Iron Ore deposit were granted and Cardero Ghana and a private Ghanaian company have entered into three separate joint ventures (one for each prospecting license), each dated December 12, 2011and amended on November 2, 2012 (which replace all previous agreements between the parties, including the November 22, 2010 agreement), to explore and, if warranted, develop the lands subject to the prospecting licenses. Ghanaian government approval to the three joint venture agreements was obtained on April 10, 2012. All expenditures incurred prior to December 8, 2011 have been included in property evaluations in the consolidated statement of loss. All expenditures incurred after December 8, 2011 were capitalized and included in exploration and evaluation assets.

During the year ended October 31, 2012, Cardero Ghana elected not to make a payment of USD 500,000 due December 8, 2012 in respect of the joint venture agreement on the Sheini Hills North prospecting license. Accordingly, the Company determined that the carrying value of the property was impaired and wrote off cumulative costs incurred to date of $374,716 as an impairment charge in the consolidated statement of loss

Subsequent to the year ended October 31, 2013, Cardero Ghana elected not to make a payment of USD 1,000,000 due December 8, 2012 in respect of the joint venture agreement on the Middle Sheini prospecting license and USD 1,900,000 due December 8, 2013 in respect of the joint venture agreement on the Sheini South prospecting license. Accordingly, the Company determined that the carrying value of the properties were impaired and wrote off cumulative costs incurred to date of $12,671,859 as an impairment charge in the consolidated statement of loss

During the year end October 31, 2013 the Company issued 500,000 common shares at a deemed value of $135,000 for a finder’s fee on the Sheini project.

	(e)	Canada – Carbon Creek Property, British Columbia

To acquire its interest in the Carbon Creek Metallurgical Coal Property, Cardero Coal entered into the following agreements:

		i)	Johnson Agreement

On May 18, 2010, Cardero Coal Ltd. (a wholly owned subsidiary of the Company (“Cardero Coal”)) entered into a Coal Tenure Option Agreement, as amended on April 14, 2011, January 14, 2013 and April 12, 2013, (“Johnson Agreement”) to acquire, subject to the issuance by the BC Government of certain coal licenses (“Johnson Licenses”) in respect of a coal license application over an area located in the Peace River Land District of British Columbia (4 coal licenses issued June 14, 2012), all of the shares (“Shares”) of a private Alberta company which holds such coal licenses. Consideration for the acquisition of a 100% interest in the Shares consisted of the following payments, share issuance and option grant:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

(e)	Canada – Carbon Creek Property, British Columbia (Continued)

i)	Johnson Agreement (continued)

-

$75,000 on execution of the Johnson Agreement (paid), an additional $275,000 on or before June 24, 2010 (paid) and a final payment of $5,000,000 due within four months of the date of issuance of the Johnson Licenses (October 14, 2012). As permitted by the Johnson Agreement, Cardero Coal extended the deadline for the final payment from October 14, 2012 until January 14, 2013 by paying $20,000 per month. The deadline was further extended to April 14, 2013 by Cardero Coal paying a non-refundable cash deposit of $1,000,000 on January 14, 2013 (paid), plus an additional $20,000 per month for each month’s extension ($60,000 paid in total). The deadline was further extended to April 22, 2013 upon payment of a further non-refundable cash deposit of $1,000,000 (paid April 12, 2013). On April 22, 2013, Cardero Coal exercised the option and paid the balance of $3,000,000. Immediately following the exercise of option, the coal licenses and other assets of the private company were transferred to Cardero Coal and thereby became part of the Carbon Creek Joint Venture;

-	issuance of 400,000 common shares (issued),with a fair value of $68,000,of the Company concurrently with the $3,000,000 final option payment; and

-

grant of an option to acquire 1,000,000 common shares of Cardero Coal at an exercise price of $0.15 per share (granted). The option was exercised on March 9, 2011 (prior to the acquisition of Cardero Coal by the Company).

ii.	Burns Agreement

On June 15, 2010, Cardero Coal entered into an option agreement (“Burns Agreement”) to acquire a lease of the coal situated on 10 Crown granted district lots (“CGDL”) located in the Peace River Land District of British Columbia. To exercise its option, Cardero Coal must pay $6,000,000 (paid). Cardero Coal has exercised the option agreement.

Under the lease agreement (“Burns Lease”), Cardero Coal will pay a 5% “freight on rail” royalty on all coal sold or $2 per metric tonne of coal sold, whichever is greater, and 20% on sales for any coal substances sold or consumed on the CGDL. On May 1, 2013 the Burns Lease was amended to include an Advance Royalty payment to be paid until the commencement of the payment of the Royalty. The Advance Royalty is non-refundable and is to be deducted from the amount required to be paid in respect of the Royalty due. The Advance Royalty amounts and due dates are as follows:

Date Due	Amount
June 2, 2013	$500,000
June 2, 2014	2,000,000
June 2, 2015	3,000,000
June 2, 2016 in each year thereafter	3,500,000

All or any portion of the Advanced Royalty due on June 2, 2013 can be extended to June 2, 2014 by giving proper notice and paying interest at a rate of 6% per annum on amounts outstanding, which Cardero Coal has done.

All or any portion of the Advanced Royalty due on June 2, 2014 can be extended to June 2, 2015 by giving proper notice and paying interest at a rate of 6% per annum on amounts outstanding.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(e)	Canada – Carbon Creek Property, British Columbia (Continued)

		iii.	Joint Venture Agreement

On June 15, 2010, Cardero Coal entered into a joint venture agreement (the “Joint Venture Agreement”) with a private Alberta partnership, to participate in common operation and exploration, development and production of the Carbon Creek Property. Under the Joint Venture Agreement, the Carbon Creek Property subject to the joint venture will consist of Cardero Coal’s interest in the Johnson License, Cardero Coal’s interest in the Burns Lease , 10 coal licenses held by the joint venture partner (once issued), one coal license held by Cardero Coal (once issued) and any additional coal licenses acquired by a joint venturer within 25 kilometres of the balance of the Carbon Creek Property. Pursuant to the Joint Venture Agreement, the Company will have a 75% interest in the joint venture and is responsible for incurring all costs of carrying out the required exploration, development and mining of the Carbon Creek Property and the marketing of the product produced. The joint venture partner will have a 25% carried interest in the joint venture and will not be required to contribute to any such costs. The joint venture partner is entitled to receive 25% of the net proceeds of production following Cardero Coal having recovered, from the proceeds of any production, all monies paid under the Johnson Agreement and all costs incurred by Cardero Coal to develop the mine site and put it into production.

To acquire its interest in the joint venture, the Company issued 1,600,000 common shares, warrants to purchase 1,600,000 common shares and made payments of $6,000,000.

(f)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples. Environmental legislations are becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislations on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

6.	DEPOSITS

The Company paid $4,500,000 as a non-refundable Commitment Deposit to Ridley Terminals Inc. (the “Terminal”), pursuant to a Terminal Services Agreement dated May 14, 2012 (the “Terminal Agreement”). Pursuant to the Terminal Agreement, the Terminal agrees to provide services to the Company consisting of receiving and storing coal and loading coal onto ships at the Terminal’s bulk materials handling and loading facilities during the period commencing on January 1, 2014 and expiring on December 31, 2028. The Commitment Deposit will be applied against the Terminal’s charges for the shipping of the Company’s coal at a rate of $1/tonne for the first 4,500,000 tonnes.

Remaining deposits consist of $267,500 paid in the event that the Company incurs future reclamation expenditures on Carbon Creek project, t and $139,136 for other security deposits.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

7.	SHORT-TERM LOAN

On April 22, 2013, the Company completed a placement of senior secured notes (“Luxor Notes”) in the aggregate principal amount of USD 5,500,000 with certain affiliates of Luxor Capital Group, LP. (“Luxor”). The Luxor Notes had a one year term and were issued at a 9.1% discount to net the Company USD 5,000,000 ($5,083,398) with interest accruing at the rate of 10% per annum, payable semi-annually (13% after an event of default). The Luxor Notes were secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal. Cardero Coal also provided a corporate guarantee. The Luxor Notes could be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of Cardero Coal while the Luxor Notes remain outstanding the holders of the Luxor Notes would have the right to put the Luxor Notes to the Company for an amount equal to 110% of par plus accrued interest.

As a bonus for subscribing for and purchasing the Luxor Notes, the holders of the Luxor Notes were issued an aggregate of 2,000,000 common shares of the Company (the “Bonus Shares”). The Bonus Shares are subject to a hold period in Canada until August 25, 2013, plus additional restrictions under United States securities laws.

On August 9, 2013 The Company completed a private placement of senior secured notes (“Notes”) in the aggregate principal amount of US$5.7-million with entities controlled by Robert C. Kopple of Los Angles, California, US (“Lenders”). The net proceeds of the notes were used to pay the indebtedness owing to Luxor immediately following closing. The Company incurred a loss of $686,532 on settlement of the Luxor Notes.

Notes in the amount of US$3.7-million are due no later than December 31, 2013, subsequently extended to February 28, 2014 (Note 14), while US$2-million of the Notes will be due on August 8, 2014. Interest will accrue at the rate of 10 per cent per year payable quarterly. The Notes are secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero. Cardero Coal also provided a corporate guarantee. The notes may be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of the Company or Cardero Coal while the notes remain outstanding, other than a change of control caused by the Lenders or their associates or affiliates, the holders of the notes will have the right to put the notes to the Company for an amount equal to 110% of par plus accrued interest.

As additional consideration for purchasing the Notes, the Lenders were issued transferrable warrants to purchase an aggregate of 28,359,066 common shares of the Company. The warrants have a term of seven years, and are exercisable at a price of 9.5 cents. The warrants, and any shares issuable on the exercise thereof, will be subject to a hold period in Canada of four months from the date of issuance, plus additional restrictions under United States securities laws. Assuming the full exercise of the warrants, the Lenders, together with their associates and affiliates, and including their current shareholdings (but excluding any additional common shares which may be purchased by them), would then hold approximately 21.763% of the Company’s then-issued shares (assuming no other share issuances by the Company in the meantime). As this exercise of warrants represents a potential change of control, the Company has agreed, upon request by the Lenders, to seek shareholder approval to the full exercise of the warrants and potential change of control arising therefrom. Until such time as the shareholders may approve such change of control, the warrants may not be exercised if any such exercise would result in the holdings of the Lenders (and their associates or affiliates) going over 19.99%.

At October 31, 2013, short-term loan transactions are as follows:

2013
Short-term loan	$6,331,988
Warrant	(1,801,027)
Interest payable	141,693
Professional fees	(83,071)
Accretion expenses	748,729
Balance at October 31, 2013	$5,338,312

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

8.	SHARE CAPITAL

	(a)	Authorized

An unlimited number of common shares without par value.

	(b)	Share issuances

During the year ended October 31, 2013:

i.

On December 19, 2012, the Company completed a non-brokered private placement pursuant to which the Company sold 7,966,794 shares for gross proceeds of $3,585,057. The Company paid cash finder’s fees of $51,608 and issued 114,000 finder’s warrants with each finder’s warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013. All common shares issued had a hold period expiring on April 19, 2013.

ii.

On December 28, 2012, the Company closed a non-brokered private placement of flow-through common shares. The Company issued 6,000,800 flow-through common shares at a price of $0.50 per share for gross proceeds of $3,000,400. All common shares issued had a hold period expiring on April 28, 2013. The Company paid aggregate finder’s fees of $175,824 in cash plus 351,648 finder’s warrants. Each finder’s warrant was exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013. The Company recorded a flow-through premium liability in the amount of $420,056.

iii.	On January 11, 2013, the Company issued 240,000 common shares on exercise of 240,000 warrants for gross proceeds of $30,000.

iv.

On February 8, 2013, the Company closed the second and final tranche of the non-brokered private placement, issuing 2,472,222 common shares for gross proceeds of $1,112,500. The Company paid cash finder’s fees of $55,626 and issued 123,610 finder’s warrants with each finder’s warrant exercisable to purchase one common share at a price of $0.50 until February 8, 2014.

v.	On March 11, 2013, the Company issued 500,000 common shares with a fair value of $135,000 as a finder’s fee in connection with the acquisition of the Sheini project in Ghana (note 5).

vi.	On April 19, 2013, the Company issued 400,000 common shares with a fair value of $68,000 in connection with the exercise by Cardero Coal of the option to acquire the Shares (note 5(e)(ii)).

vii.

On April 25, 2013, the Company issued 2,000,000 common shares to affiliates of Luxor Capital Group, LP. (“Lenders”) as bonus in connection with a placement of senior secured notes in the aggregate principal amount of USD 5,500,000 to the Lenders (note 7).

viii.	On May 29, 2013, the Company issued 240,000 common shares on exercise of 240,000 warrants for gross proceeds of $30,000.

ix.	On June 3, 2013, the Company issued 200,000 common shares on exercise of 200,000 options for gross proceeds of $12,500.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

8.	SHARE CAPITAL (Continued)

	(b)	Share issuances (cont’d)

During the year ended October 31, 2012:

i.

On November 29, 2011, the Company completed a non-brokered private placement pursuant to which the Company sold 8,029,750 units (“Units”) at a price of $ 0.95 per Unit for aggregate gross proceeds of $7,628,263. Each Unit consists of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant is exercisable into one additional Share until November 29, 2012 at an exercise price of $1.25.

ii.	An aggregate of 1,332,600 common shares were issued on exercise of 852,600 agents’ warrants and 480,000 share purchase warrants for gross proceeds of $457,219.

iii.	The Company issued 1,000,000 common shares with a fair value of $900,000 as a finder’s fee in connection with the acquisition of the Sheini project. (note 7(e)).

(c)	Share purchase warrants

The following common share purchase warrants entitle the holders thereof to purchase one common share for each warrant. Warrants transactions are as follows:

	2013		2012		2011
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price	Warrants	Price

Warrants outstanding, beginning of the year	6,094,875	$0.96	3,412,600	$0.39	-	$-
Issued	28,948,324	$0.10	4,014,875	$1.25	3,856,400	$0.39
Exercised	(480,000)	$(0.125)	(1,332,600)	$(0.34)	(443,800)	$(0.39)
Expired	(5,614,875)	$(1.25)	-	-	-	-

Warrants outstanding, end of the year	28,948,324	$0.06	6,094,875	$0.96	3,412,600	$0.39

The weighted average remaining contractual life of warrants outstanding at October 31, 2013 was 6.64 year (2012 – 0.24 years).

Warrants outstanding are as follows:

	2013		2012
	Exercise	Number of	Exercise	Number of
Expiry Date	Price	Warrants	Price	Warrants

November 29, 2012	$-	-	$1.25	4,014,875
January 12, 2013	$-	-	$0.13	240,000
May 29, 2013	$-	-	$0.13	240,000
June 1, 2013	$-	-	$0.50	1,600,000
December 19, 2013	$0.50	114,000	$-	-
December 28, 2013	$0.55	351,648	$-	-
February 8, 2014	$0.50	123,610	$-	-
August 8, 2020	$0.095	28,359,066	$-	-
		28,948,324		6,094,875

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

8.	SHARE CAPITAL (Continued)

	(d)	Stock options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the aggregate number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of any grant (not including agent or broker options). The exercise price of each option is required to be set at the higher of the closing price of the Company’s common shares on the trading day prior to the date of grant and the five-day volume-weighted average trading price for the five trading days prior to the date of grant (without any discounts). The option term and vesting period is determined by the Board of Directors within regulatory guidelines (the maximum term is ten years). All options are recorded at fair value when granted and are vested at the date for grant. A summary of the status of the stock option plan as of October 31, 2013 and 2012 and changes during the years ended on those dates is presented below:

	2013		2012		2011
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
Options outstanding, beginning of the year	9,566,143	$0.98	6,599,143	$1.04	5,310,000	$1.23
Granted pursuant to acquisition (note 3)	-	$-	-	$-	2,029,143	$0.32
Granted	10,410,000	$0.14	6,537,000	$1.05	1,100,000	$1.83
Expired	(8,611,143)	$0.97	(3,570,000)	$1.21	(1,000,000)	$1.30
Exercised	(200,000)	$0.07	-	$-	(840,000)	$1.22
Options outstanding, end of the year	11,165,000	$0.22	9,566,143	$0.98	6,599,143	$1.04

The weighted average remaining contractual life of options outstanding at October 31, 2013 was 4.92 year (2012 – 1.19 years).

The weighted average market price for 840,000 options exercised during the year ended October 31, 2011 was $1.84.

Stock options outstanding are as follows:

		2013			2012
	Exercise	Number of	Exercise	Exercisable	Number of	Exercisable
Expiry Date	Price	Options	at year End	Price	Options	at year End
January 28, 2013	$-	-	-	$1.83	1,000,000	1,000,000
June 1, 2013	$-	-	-	$0.06	280,000	140,000
June 1, 2013	$-	-	-	$0.16	100,000	50,000
June 1, 2013	$-	-	-	$0.31	320,000	160,000
June 1, 2013	$-	-	-	$0.38	980,000	490,000
June 1, 2013	$-	-	-	$0.44	349,143	174,572
November 9, 2013	$1.10	400,000	400,000	$1.10	1,400,000	1,400,000
January 26, 2014	$1.51	225,000	225,000	$1.51	1,500,000	1,500,000
March 23, 2014	$1.16	25,000	25,000	$1.16	537,000	537,000
September 27, 2014	$0.78	225,000	225,000	$0.78	3,100,000	3,100,000
January 4, 2015	$0.45	200,000	200,000	$-	-	-
May 28, 2015	$0.20	2,575,000	2,575,000	$-	-	-
July 3, 2020	$0.11	7,515,000	7,515,000	$-	-	-

		11,165,000	11,165,000		9,566,143	8,551,572

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

8.	SHARE CAPITAL (Continued)

	(c)	Stock options (Continued)

The Company uses the fair value method for determining share-based payments for all options granted. The fair value was determined using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2013	2012
Expected life (years)	5.67	2.0
Interest rate	1.16%	1.05%
Volatility	74.62%	59.34%
Dividend yield	0.00%	0.00%

Share-based payment charges for the year ended October 31, 2013 totalled $671,036 (2012 - $3,350,460), allocated as follows:

	2013	2012	2011
Consulting fees	$227,154	$106,937	$15,135
Investor relations	37,644	204,222	294,066
Professional fees	15,464	179,305	-
Salaries and benefits	390,774	2,859,996	992,734

	$671,036	$3,350,460	$1,301,935

The weighted average fair value of options granted during the year was $0.06 (October 31, 2012 - $0.32) .

9.	RELATED PARTY TRANSACTIONS

	(a)	Related parties

The Company has entered into a retainer agreement dated May 1, 2007 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

	(b)	Due to related parties

During the years ended October 31, 2013 and 2012, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	2013	2012	2011

Consulting fees	$185,000	$255,000	$115,000
Exploration and evaluation assets	49,000	-	-
Professional fees	$87,511	$87,500	$82,500

Professional fees include amounts paid to a law firm of which an officer is a shareholder.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

9.	RELATED PARTY TRANSACTIONS (Continued)

	(c)	Due from related parties

Amounts due from related parties are comprised as follows:

	2013	2012

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Wealth	$42,973	$-
Indico	53,172	198,239
Abzu Gold	-	230,606
ITH	-	1,141
Others	60,986	93,626

	$157,131	$523,612

The Company recovered $376,166 during the year ended October 31, 2013 (2012 - $774,698) in rent and administration costs from Marvel Office Management, Wealth, Indico, Balmoral, Corvus and LWTLC, companies with common officers or directors.( International Tower Hill, Xiana and Abzu Gold ceased to be related parties).

Due to the current equity market condition, during the year ended October 31, 2013 the Company assessed the collectability of amounts due from related parties. The Company has concluded the amounts due from Indico, from the year ended October 31, 2012, (2012 - Wealth and Xiana) are unlikely to be collected in the foreseeable future and have recognized an impairment loss of $198,239 (2012 - $1,112,726). The Company will continue to assess the collectability of these amounts and will make the appropriate adjustments in the future if these are collected.

(d)	Management Compensation

Key management personnel compensation comprised:

	2013	2012	2011

Wages and benefits	$1,100,268	$959,167	$578,333
Share-based payments	$253,599	$1,481,212	$1,154,674
	$1,353,867	$2,440,378	$2,022,160

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

9.	RELATED PARTY TRANSACTIONS (Continued)

	(e)	Loan receivable

On January 14, 2011, the Company entered into a loan agreement with Kria Resources Ltd. (“Kria”) whereby the Company advanced Kria $8,064,000 (the “Loan”) and was due on January 13, 2012. The Loan bore interest at 10% per annum, calculated monthly, not in advance.

The Company received repayment of the USD 8,000,000 loan plus USD 645,260 (totaling CAD $8,783,463) in interest from Trevali on January 16, 2012. The loan was repaid as follows:

•	USD 5,000,000 (CAD $5,090,000) in cash, and

•

Through the issuance of 4,149,521 units (“Units”) of Trevali at a deemed price of $0.90 per Unit. Each Unit is comprised of one common share of Trevali (“Common Share”) and one-half of one transferrable common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one Common Share (“Warrant Share”) at a price of $1.10 per share until January 16, 2014. The Common Shares, Warrants and any Warrant Shares issued are subject to a hold period in Canada expiring on May 17, 2012. The fair value of the Units was $5,062,416 ($1.22 per Unit). This resulted in $1,368,953 gain on loan settlement.

10.	COMMITMENTS

The Company entered into a lease dated November 18, 2010 for office space located at 2300 – 1177 West Hastings Street, Vancouver for a term commencing April 1, 2011 for a period of ten years to March 31, 2021 (subject to renewal for an additional five years). The rent for the first three years is $312,579 per annum, plus operating costs and $335,733 per annum, plus operating costs for the next two years.

The Company’s subsidiary Cardero Coal entered into a lease dated November 24, 2011 for office space located at 1800 - 1177 West Hastings Street, Vancouver for a term commencing May 1, 2012 for a period of eight years and eleven months. The rent for the first three years is $139,023 per annum, plus operating costs and $149,321 plus operating costs per annum for the next two years. Cardero Coal has entered into a sub-lease agreement, for 31% of the office space, dated September 27, 2013 for a term of 4 years. The rent is $42,016 per annum, plus operating costs.

Other commitments are disclosed elsewhere in these consolidated financial statements.

11.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support future business opportunities. The Company defines its capital as shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such, the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended October 31, 2013. The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as loans and receivables; accounts receivable and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities. The classification of resource related investments is set out in note 5. The carrying values of cash and cash equivalents, accounts receivable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due from related parties have not been disclosed, as their fair values cannot be reliably measured since the parties are not at arm’s length.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

11.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

IFRS 7 Financial instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such input exists. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table sets forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

October 31, 2013	Level 1	Level 2	Level 3	Total

Resource related investments	409,276	87,470	-	496,746

October 31, 2012	Level 1	Level 2	Level 3	Total

Resource related investments	2,076,854	494,957	-	2,571,811

The Company’s exposure to risk on its financial instruments is summarized below:

(a)	Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at major financial institutions in Canada, Ghana and Peru in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk, as they are primarily due from governmental agencies.

	Oct 31, 2013	Oct 31, 2012

Bank accounts - Canada	$147,356	$1,728,431
Bank accounts - USA	119,704	307,157
Bank accounts - Others	24,217	106,911
	$291,277	$2,142,499

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment-grade ratings given by a primary ratings agency. The Company does not hold any asset-backed securities.

With respect to the $157,131(2012 -$523,612) due from related parties at October 31, 2013, of which $144,517 (2012 - $453,537) were past due, the maximum exposure to credit risk is the carrying value of the receivables as the Company does not have any collateral for the receivables.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

11.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in settling its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company normally maintains sufficient cash to meet the Company’s business requirements. However, at October 31, 2013, the cash balance of 291,277 (2012 - $2,142,499) would be insufficient to meet the cash requirements for the Company’s administrative overhead, maintaining its mineral interests and continuing with its exploration program in the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2014 (see notes 1 and 14). At October 31, 2013, the Company had accounts payable and accrued liabilities of $5,870,257 (2012 - $8,794,157) which are due within 30 days.

	(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

		i.	Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the amount and short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of October 31, 2013.

		ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary financial instruments are denominated in United States, Mexican, Argentinean, Peruvian and Ghanaian currencies. The Company has not entered into any foreign currency contracts to mitigate this risk as it believes this risk is minimized by the amount of cash held in these foreign jurisdictions. The Company’s sensitivity analysis suggests that a consistent 5% change in the rate of exchange in all foreign jurisdictions where it has assets employed would change foreign exchange gain or loss by $7,861 (2012 - $53,575).

		iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 1% change in market prices would change the value of the resource related investments by $4,967 (2012 – $25,718).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

12.	INCOME TAXES

Income tax expense is different from the amount that would result from applying the Canadian and federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2013	2012	2011

Loss before income taxes	$(29,947,850)	$(10,507,323)	$(20,730,955)
Canadian federal and provincial income tax rates	25.57%	25.25%	26.83%
Income tax recovery	(7,657,665)	(2,653,099)	(5,562,115)
Increase (decrease) due to:

Non-deductible expenses	13,497	50,938	38,991
Stock-based compensation	167,630	845,991	469,049
Non-taxable portion of capital gains	184,967	(686,660)	(991,889)
Write-off of exploration and evaluation assets	4,524,456	692,168	3,275,441
Losses for which no tax benefit has been recorded	2,631,056	2,869,339	5,535,023
Change in enacted tax rates	(54,766)	27,707	828,255
Flow-through share premium reversal	(187,443)	-	859,159
Foreign exchange and other translation adjustments	192,723	43,657	-
Difference between Canadian and foreign tax rates	(350,750)	(103,265)	(33,992)

Income tax expense	$(188,187)	$1,086,776	$4,417,922

The components of unrecognized net deferred tax assets (liabilities) are as follows:

	2013	2012	2011

Non-capital loss carry-forwards	$14,882,988	$10,559,384	$14,587,869
Property and equipment	130,332	208,258	133,630
Share issue costs	151,427	65,643	162,765
Exploration and evaluation assets	3,405,934	1,348,251	5,585,137
Resource related investments	1,033,418	779,601	(854,452)
Other	123,060	779,113	1,450,635

	19,727,159	13,740,250	21,065,584

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

12.	INCOME TAXES

The Company has available approximate non-capital losses that may be carried forward to apply against future years' income for income tax purposes in all jurisdictions. The losses expire as follows:

Available to	Canada	Foreign	Total

2014	-	1,430,462	1,430,462
2015	-	479,775	479,775
2016	-	366,516	366,516
2017	-	1,040,293	1,040,293
2018	-	1,342,353	1,342,353
2019	-	1,519,127	1,519,127
2020	-	348,937	348,937
2021	-	303,284	303,284
2022	-	1,479,817	1,479,817
2023	-	160,296	160,296
2024		151,482	151,482
2026	2,208,752	-	2,208,752
2027	3,393,725	8,817	3,402,542
2028	4,039,551	354,363	4,393,914
2029	2,635,510	230,673	2,866,183
2030	6,578,839	559,083	7,137,922
2031	2,086,389	659,878	2,746,267
2032	5,098,379	240,354	5,338,733
2033	10,474,258	167,221	10,641,479
Deferred expiry	-	6,451,580	6,451,580

	$36,515,403	$17,294,310	$53,809,713

During the year ended October 31, 2013 the Company recorded a flow through premium liability in the amount of $420,056 pursuant to a private placement with a current balance of $232,613. The Company has $1,661,521 of exploration expenditures to be incurred for flow-through purposes by December 31, 2013.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	2013	2012

Supplemental Cash Flow Information

Accounts payable related to property expenditure	$3,129,537	$7,815,244
Interest payable	$141,693	$-
Shares issue for short term loan	420,000	$-

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

14.	SUBSEQUENT EVENTS

Subsequent to October 31, 2013:

a)	On December 5, 2013, the Company completed the implementation of a US$ 5.0 million line of credit (“Credit Line”) from lenders controlled by Mr. Robert C. Kopple of Los Angles, California.

The Credit Line reflects or includes all amounts advanced by the Lenders since the purchase of the Notes, interest due under the Notes, and amounts to be advanced in the future. Interest is payable by the Company on the amount outstanding under the Credit Line from time to time at the rate of 10% per annum. The security granted by the Company in connection with the Notes will extend to all indebtedness of the Company under the Credit Line. In conjunction with the establishment of the Credit Line, the maturity date for US$ 3.7 million of the Notes has been extended from December 31, 2013 until February 28, 2014. If the US$ 3.7million of the Notes is still outstanding at such time, the Credit Line will also be used to repay this amount. All amounts outstanding under the Credit Line are due and payable on or before January 5, 2016. The Lenders will have the right to seek representation on the Company’s board of directors.

As additional consideration for the establishment and funding of the Credit Line, the Company has agreed to issue to the Lenders transferrable common share purchase warrants to purchase an aggregate of 38,417,396 common shares of the Company (the “Warrants”). Of this number, 28,359,066 were issued to the Lenders on the closing of the Credit Line on December 5, 2013. The issuance of the additional 10,058,330 Warrants is subject to the approval thereof by the Company’s shareholders. The Warrants have a term of seven years, and are exercisable at a price of $0.139. The Warrants, and any shares issuable on the exercise thereof, will be subject to a hold period in Canada of four months from the date of issuance, plus additional restrictions under United States securities laws.

b)

On December 12, 2013 the Company completed debt settlement with a number of arm’s length creditors. The Company settled an aggregate of $2,690,473 of outstanding trade debts in consideration of the payment, either on closing or over time, of an aggregate of $1,038,367 in cash plus the issuance of 3,219,617 common shares at a deemed price of $0.16 per share.

c)	On December 19, 2013, 114,000 share purchase warrants at a price of $0.45 expired.

d)	On December 28, 2013, 351,648 share purchase warrants at a price of $0.55 expired.

e)	On November 8, 2013, 400,000 stock options were exercised at a price of $0.11 for proceeds of $44,000.

f)	On January 7, 2014, 75,000 stock options were exercised at a price of $0.11 for proceeds of $8,250.

g)	On November 8, 2013, 450,000 stock options at a price of $0.20 expired.

h)	On November 9, 2013, 400,000 stock options at a price of $1.10, 100,000 stock options at a price of $0.78 and 100,000 stock options at a price of $0.11 expired.

i)	On January 26, 2014, 225,000 stock options expired at a price of $1.51.

j)	On January 27, 2014 136,000 stock options were exercised at a price of $0.11 for proceeds of $14,850.